UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             STEARNS & LEHMAN, INC.
                           --------------------------
                                (Name of Issuer)

                           COMMON SHARES, no par value
                       ----------------------------------
                         (Title of Class of Securities)

                                   857890 10 7
                               ------------------
                                 (CUSIP Number)

                               William C. Stearns
                             Stearns & Lehman, Inc.
                                 52 Surrey Road
                              Mansfield, Ohio 44901
                                 (419) 522-2722
        -----------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  April 3, 1997
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                               Page 1 of 4 Pages

                                  SCHEDULE 13D

CUSIP No. 857890 10 7

1.   NAME OF REPORTING PERSON                               William D. Stearns
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                            (a) [   ]
                                                            (b) [ X ]


3.   SEC USE ONLY



4.   SOURCE OF FUNDS                                        00



5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT OT ITEMS 2(d) or 2(e)                              [   ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION       United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER:                                682,016 common shares

8.   SHARED VOTING POWER:                                 -0-

9.   SOLE DISPOSITIVE POWER:                           682,016 common shares

10.  SHARED DISPOSITIVE POWER:                            -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON:                                 682,016 common shares


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES:                                   [   ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT
     IN ROW (11):                                          21.45%


14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):           IN

Item 1.   Security and Issuer.

     This Schedule 13D relates to common shares, no par value (the "Common Shares"), of Stearns & Lehman, Inc., an Ohio corporation (the "Issuer"), the principal executive offices of which are located at 52 Surrey Road, Mansfield, Ohio 44901.


Item 2.   Identity and Background.

     The following sets forth certain information regarding the reporting person:

a)    Name - William C. Stearns

b)    Business Address - 52 Surrey Road, Mansfield, Ohio 44901.

c) Principal Occupation and Employer - President, Treasurer and Director of Stearns & Lehman, Inc., 52 Surrey Road, Mansfield, Ohio 44901, a manufacturer and marketer of specialty food products, including coffee and espresso flavoring, syrups, oils and toppings, extracts, flavorings, sauces, dressings and specialty sugars.

d)    During the last five years, the reporting person has not been convicted in
      a  criminal   proceeding   (excluding   traffic   violations   or  similar
      misdemeanors).

e) During the last five years, the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)    The reporting person is a citizen of the United States of America.


Item 3.   Source and Amount of Funds or Other Consideration.

     On April 3, 1997, the wife of the reporting person made a gift to the reporting person (no consideration was paid) of 681,916 Common Shares.


Item 4.   Purpose of Transaction.

     See Item 3. The reporting person has no plans or proposals which relate to or would result in any of the events or changes described in sub-items (a) through (j) of Item 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer.

(a) and (b) The aggregate number and percentage of Common Shares beneficially owned by the reporting person as of April 3, 1997, and the nature of such ownership is as follows:


                               NATURE OF                       PERCENT
    COMMON SHARES         BENEFICIAL OWNERSHIP                OF CLASS (1)
_______________________________________________________________________________

     682,016 (1)     Sole Voting and Sole Dispositive           21.45%

_________________

(1) Does not include 681,916 Common Shares held by the wife of the reporting person with respect to which the reporting person disclaims beneficial ownership and has no voting or investment power.

      (c) Other than the transactions reported in Item 3, the reporting person has not effected any transactions in Common Shares of the Issuer during the past sixty days.

      (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the reporting person as set forth in Item 11 of the cover page to this Schedule 13D.

      (e)   Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) not disclosed in Item 5 between the reporting person and any other person with respect to any securities of the Issuer.


Item 7. Material to be filed as Exhibits.

            None.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 9, 1997                   /s/ William C. Stearns
                                    _____________________________________
                                        William C. Stearns